15026038

ANNUAL AUDITED REPORT

FORM X-17A-5/A PART III

FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section RECEIVED MAR 2015 Washington DC 104

3/31

REPORT FOR THE PERIOD BEGINNING June 2, 2014 AND ENDING December 31, 2014 MM/DD/YY MM/DD/YY

8-69200

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

GFM Securities, LLC. Two Commerce Square 2001 Market Street, Suite 200
(No. and Street)

Philadelphia. (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area Code – Telephone Number)

Michael J. McGrath (215) 575-3763

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia. (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/31/15

OATH OR AFFIRMATION

I, Michael J. McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFM Securities, LLC, as of March 5, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF - PENNSYLVANIA
COUNTY - PHILADELPHIA

Signature

FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kathleen Lonergan, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires March 25, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BBD
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
GFM Securities, LLC

We have audited the accompanying financial statements of GFM Securities LLC (the "***Company***"), a Delaware Limited Liability Company, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in member's equity, and cash flows for the period June 2, 2014 (registration date) through December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GFM Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the period June 2, 2014 through December 31, 21014 in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedule titled Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
March 5, 2015

GFM SECURITIES LLC

(A Wholly Owned Subsidiary of Grosvenor Fund Management, Inc.)

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	109,799
Prepaid expenses and other assets		20,960
Total assets		130,759
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	12,336
Due to Parent		5,000
		17,336
Member's Equity		113,423
Total liabilities and Member's equity	$	130,759

See accompanying notes to financial statements.

GFM SECURITIES LLC

(A Wholly Owned Subsidiary of Grosvenor Fund Management, Inc.)

Statement of Income (Loss)

Period from June 2, 2014 (Registration Date) to December 31, 2014

Income:	
Distribution fees	$ —
Referral fees	—
Other income	—
	—
Expenses:	
FINRA registration and related fees	1,409
Compliance	20,276
Professional fees	15,000
Franchise tax	800
Bank charges	631
Other administrative expenses	1,064
Total expenses	39,180
Net loss	$ (39,180)

See accompanying notes to financial statements.

GFM SECURITIES LLC

(A Wholly Owned Subsidiary of Grosvenor Fund Management, Inc.)

Statement of Changes in Member's Equity

Period from June 2, 2014 (Registration Date) to December 31, 2014

Member's equity, as of June 2, 2014 (Registration Date)	$	152,603
Net loss		(39,180)
Member's equity, end of period	$	113,423

See accompanying notes to financial statements.

GFM SECURITIES LLC

(A Wholly Owned Subsidiary of Grosvenor Fund Management, Inc.)

Statement of Cash Flows

Period from June 2, 2014 (Registration Date) to December 31, 2014

Cash flows from operating activities:		
Net loss	$	(39,180)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses and other assets		(8,591)
Accrued expenses and other liabilities		12,336
Due to Parent		5,000
Net cash used in operating activities		(30,435)
Net decrease in cash		(30,435)
Cash		
As of June 2, 2014 (Registration Date)		140,234
End of period	$	109,799

See accompanying notes to financial statements.

(1) Business and Organization

GFM Securities LLC (the Company) is a wholly owned subsidiary of Grosvenor Fund Management, Inc. (the Parent). The Company was formed on September 20, 2012 and is a Delaware limited liability company. The Parent does not have any liability for the obligations or liabilities of the Company except to the extent provided in the Delaware Limited Liability Company Act. On June 2, 2014 (Registration Date), the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) engaged to do business as: (i) a mutual fund underwriter of funds sponsored by an affiliate; (ii) mutual fund retailer; (iii) distributor of securities in investment funds sponsored by an affiliate. As such, the Company operates under the provisions of paragraph (k)(l)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

(2) Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(a) Use of Estimates

In preparing the financial statements in conformity with U.S. generally accepted accounting principles, the Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Although the Company believes the assumptions and estimates they made are reasonable and appropriate, different assumptions and estimates could impact their financial statement results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

(b) Cash

The Company maintains its cash at an account on deposit at a national bank which, at times, may exceed federally insured limits. The Company has not experienced any losses on its account, and believes it is not exposed to any significant credit risk on its cash deposit.

(c) Revenue and Expense Recognition

The Company earns fees that consist of distribution and placement fees on investment subscriptions referred by the Company. The fee provisions for the distribution or placement of securities and investments are stated in a placement or distribution agreement and are generally a percentage of the value of subscriptions referred or a percentage of the investment management fee earned by the investment manager on the subscriptions placed. Distribution and placement fees are recorded in the period that the transaction was executed. As of the date of this report, the Company had not earned any revenue to date. Expenses are accrued as incurred.

(d) Income Taxes

The Company is a single member limited liability company and is a disregarded entity for tax purposes and is therefore not taxed directly. The taxable income or loss of the Company is consolidated into the income tax returns of the sole member Parent company; accordingly, no provision for income tax expense or benefit is reflected in the accompanying financial statements.

The Company and its Parent have evaluated the tax positions taken in preparing the income tax returns, including the determination that the Company qualifies as a disregarded entity for U.S. federal tax purposes and a limited liability company for state tax purposes, and has determined that none of its tax positions are uncertain. As the Company was formed in 2012, all years filed by the Company since formation are subject to state income tax examinations and those filed by its Parent for U.S. federal income tax examinations by tax authorities. The Company and its Parent have not been notified of any impending examinations by tax authorities, and no examinations are in progress.

(3) Net Capital Requirement

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2014, and as more fully described in the supplementary Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1, the Company had net capital of $92,463 which was $67,463 in excess of its required net capital of $25,000. The Company's net capital ratio was .19 to 1.

(4) Related Party Agreements

(a) Expense Sharing Agreement

The Company has an expense sharing agreement with the Parent company whereby the Parent: (i) makes available a portion of its office space and office equipment for the Company to conduct its business; (ii) provides personnel to perform administrative support as the Company requires to conduct its business; (iii) makes available to the Company certain employees of the Parent where such employees will hold positions as officers, senior executives, registered principals and representatives of the Company. The Parent is solely responsible for the payment of any expenses provided under this agreement for goods and services to the Company. The Company is required to maintain a separate schedule for the allocable costs of the goods and services provided under this agreement. Due to Parent on the Statement of Financial Condition relates to $5,000 of professional fees paid on the Company's behalf by the Parent.

(b) Distribution Agreement

The Company entered into a distribution agreement with the Global Real Estate Absolute Return Fund Limited (GREARF) on July 1, 2014 to serve as a non-exclusive distributor and appoint sales agents to promote the sale of shares in GREARF. The investment manager for GREARF is Grosvenor Investment Management Limited (GIML), a limited liability company established under the laws of England and Wales, which is affiliated with the Company through common ownership. Under the distribution agreement, the Company is entitled to a monthly distribution fee as a percentage of the investment management fee on the aggregate subscriptions of shareholders placed in GREARF by the Company. The fee is the obligation of GIML, is payable in arrears and may be waived by the Company or paid to appointed sales agents. The agreement shall terminate upon 90 days written notice of either GREARF or the Company or immediately upon breach by either party, liquidation or dissolution of either party and if the Company ceases to be licensed as a broker-dealer under the Securities Exchange Act of 1934. The Company did not earn any distribution fees during 2014.

(c) Placement Agent Agreement

The Company entered into a placement agent agreement with GIML on July 2, 2014 to act as a non-exclusive agent to promote, offer and sell interests in the London Office Investment Partnership II LP (LOIP) on behalf of GIML on a best efforts basis. In consideration of placement services, GIML will compensate the Company a set percentage of the value of each subscription from a referred investor (referral fee). The referral fee is payable by GIML within the month subsequent to the month the referred investor enters into a legally binding subscription agreement to commit capital to LOIP. The agreement terminates upon the earlier of the final closing of LOIP or July 2, 2018. The Company did not earn any referral fees during 2014.

(5) Contingencies and Commitments

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

(6) Subsequent Events

Management has evaluated subsequent events through to the date the Company's financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

GFM SECURITIES LLC

(A Wholly Owned Subsidiary of Grosvenor Fund Management, Inc.)

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2014

Net Capital		
Total member's equity	$	113,423
Deductions		
Non-allowable assets		
Prepaid expenses and other assets		(20,960)
Net capital	$	92,463
Aggregate Indebtedness		
Accrued expenses and other liabilities		17,336
Total aggregate indebtedness	$	17,336
Computation of Net Capital Requirement		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)	$	25,000
Excess Net Capital	$	67,463
Ratio of Aggregate Indebtedness to Net Capital		0.19 to 1

The above computation does not materially differ from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with FINRA as of December 31, 2014 filed on January 22, 2015.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Member
of GFM Securities, LLC**

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report under which (1) GFM Securities LLC (the ***"Company"***) identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (paragraph (k)(2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the period June 2, 2014 (Registration date) through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BBD, LLP

BBD, LLP

**Philadelphia, Pennsylvania
March 5, 2015**

GFM SECURITIES LLC
(A Wholly Owned Subsidiary of Grosvenor Fund Management, Inc.)
Rule 15c3-3 Exemption Report
For the Period from June 2, 2014 (Registration Date) to December 31, 2014

In accordance with the FINRA membership agreement applicable to the Company, for the period from June 2, 2014 (Registration Date) to December 31, 2014, the Company operated pursuant to SEC Rule 15c3-3(k)(2)(i)(the Customer Protection Rule) and did not hold customer funds or safe-keep customer securities and is therefore exempt from Rule 15c3-3 Subparagraph (k)(2)(i). Therefore, to the best of the knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

Michael J. McGrath, FINOP - GFM Securities LLC